EXHIBIT 99.2
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[PICTURES OMITTED]                                  [LOGO - CANADIAN NATURAL]

                                                               PRESS RELEASE
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                       CANADIAN NATURAL RESOURCES LIMITED
                               ANNOUNCES DIVIDEND
            CALGARY, ALBERTA - AUGUST 3, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited announces its Board of Directors has declared a quarterly cash dividend on its common shares of C$0.06 (six cents) per common share. The dividend will be payable October 1, 2005 to shareholders of record at the close of business on September 16, 2005.


Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.




For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                          2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:    (403) 514-7777            ALLAN P. MARKIN                   DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                   Chairman        Chief Financial Officer and
EMAIL:        ir@cnrl. com                                  Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                       JOHN G. LANGILLE                    COREY B. BIEBER
TRADING SYMBOL - CNQ                      Vice-Chairman                    Vice-President,
Toronto Stock Exchange                                                  Investor Relations
New York Stock Exchange                   STEVE W. LAUT
                                    President and Chief
                                      Operating Officer



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Certain  information  regarding  the  Company  contained  herein may  constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual
results  to  differ   materially  from  those  anticipated  or  implied  in  the forward-looking statements.
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